LORI A. GELCHION DIRECT: (404) 420-4646 DIRECT FAX: (404) 230-0940 EMAIL: LAG@RH-LAW.COM

September 18, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention:   Ms. Peggy Kim

Re:	Tri-S Security Corporation
Schedule TO-I
Filed August 20, 2008
File No. 005-81576

Ladies and Gentlemen:

On behalf of Tri-S Security Corporation (the “Company”), we are writing to respond to the comments set forth in the letter dated August 28, 2008 from Ms. Peggy Kim of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Steven E. Fox with Rogers & Hardin LLP, counsel to the Company (the “Comment Letter”), with respect to the above referenced filing (the “Schedule TO”). The numbered responses and headings set forth below correspond to the numbered comments and headings in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in italics and precedes each of the Company’s responses.

Unless otherwise defined herein, capitalized terms used below have the meanings ascribed to them in the Company’s Offer to Exchange, which is filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Exchange”).

Schedule TO-I

1.     Please revise to include the information required by Item 1006(c) of Regulation M-A, including any negative responses. See General Instruction E to Schedule TO.

In response to the Staff’s comments, the Company has revised the Schedule TO to include the information required by Item 1006(c) of Regulation M-A. Please see Item 6 of

Securities and Exchange Commission

September 18, 2008

Amendment No. 1 to the Schedule TO, filed with the Commission on the date hereof (“Amendment No. 1”).

Summary Description of the Exchange Offer, page 7

Amendments; Terminations, page 7

2.     We note that the offer is conditioned on the tender of 95% of the aggregate principal amount of the outstanding existing notes. Please note that if you waive a material offer condition, such as the minimum condition, five business days must remain in the offer and the offer document must be amended to disclose the change. Please confirm your understanding.

The Company understands that if it waives a material condition to the Exchange Offer, including the condition that 95% of the aggregate principal amount of the Existing Notes are validly tendered in the Exchange Offer, then the Company must amend the Offer to Exchange to disclose the waiver and, after such amendment, at least five business days must remain prior to the Expiration Date.

Forward-Looking Statements, page 12

3.     Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995 since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

In response to the Staff’s comments, the Company has revised the Schedule TO and the Offer to Exchange to omit the reference to the Private Securities Litigation Reform Act of 1995. Please see Item 11(a) of Amendment No. 1.

Where You Can Find More Information, page 74

4.     We note that in the third paragraph, you state that information that you later file with automatically update and supercede the information contained in this offer. Please revise this statement to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

In response to the Staff’s comments, the Company has revised the Schedule TO and the Offer to Exchange to omit the incorporation by reference of subsequently filed documents. Please see Item 11(b) of Amendment No. 1.

* * *

Securities and Exchange Commission

September 18, 2008

Contemporaneous with this filing, the Company is filing a statement with the Commission acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO, as may be amended from time to time;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO, as may be amended from time to time; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send a copy of any additional correspondence to the undersigned at the address and facsimile number noted above. If you would like to discuss any aspect of the Company’s response, please call me at (404) 420-4646.

Very truly yours,

/s/ Lori A. Gelchion
Lori A. Gelchion

LAG/kkw

cc:	Mr. Nicholas Panos

Tri-S Security Corporation

Royal Centre One

11675 Great Oaks Way, Suite 120

Alpharetta, Georgia 30022

September 18, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:   Peggy Kim

RE:	Tri-S Security Corporation
Schedule TO-I
Filed August 20, 2008
File No. 005-81576

As requested in the letter dated August 28, 2008, containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Schedule TO-I filed on August 20, 2008 (the “Schedule TO”) by Tri-S Security Corporation (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO, as may be amended from time to time;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO, as may be amended from time to time; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TRI-S SECURITY CORPORATION

By:	/s/ Nicolas V. Chater
Name:	Nicolas V. Chater
Its:	Chief Financial Officer